EXHIBIT 3

Cameco Corporation

2003 Management’s Discussion and Analysis

ANALYSE THIS

This management’s discussion and analysis (MD&A) is designed to provide investors with an informed discussion of Cameco’s business activities.

How to use this MD&A

Cameco has made important changes to its MD&A this year, to take into account new requirements from the Canadian Securities Administrators and to reflect guidelines from the Canadian Institute of Chartered Accountants (CICA).

We have included new sections on Cameco’s vision and mission and added some discussion about the company’s key performance drivers and its capability to deliver results. In response to some investor requests, we have also grouped together all the discussion and analysis for each of our business segments. So, for instance, readers can find all the appropriate information on our conversion business in one place in the MD&A rather than having to go to separate sections on topics such as strategies and results.

For those less familiar with Cameco, the MD&A is ordered so that readers can first be introduced to the company, and then learn about its business environments, strategies, key performance drivers, capability to deliver, 2003 consolidated results, 2004 outlook, liquidity and capital resources and risk factors.

The following is a summary of the key sections of this MD&A.
Overview
Includes a description of Cameco’s vision and mission — the goals and principles that drive the company	2
Cameco’s Businesses
Discusses the nature of Cameco’s businesses and reviews its overall business strategies	2
Growth Strategy
Discusses Cameco’s strategy to grow the company and add shareholder value	2
Nuclear Industry Trends
Notes a number of evolving trends in the nuclear power industry that have the potential to affect Cameco’s business environment for uranium and conversion services	3
Uranium Business
Reviews the business environment, strategies, key performance drivers, capability to deliver results, performance and outlook for Cameco’s uranium business	5
Conversion Business
Same as above, for the conversion business	11
Nuclear Electricity Business
Same as above, for the nuclear electricity business	14
Gold Business
Same as above, for the gold business	17
Consolidated Results
Explains the company’s consolidated 2003 performance. How did Cameco perform as a whole and why?	20
2004 Consolidated Outlook
Projects how the business might perform in the future and describes the factors the company believes may influence its results going forward	22
Liquidity and Capital Resources
Analyses Cameco’s financial health and its ability to fund operations and growth	23
Business Risks and Uncertainties
Explains the uncertainties in the business and describes the factors that might cause results to vary from expectations	25

MANAGEMENT’S DISCUSSION & ANALYSIS

OVERVIEW

Vision

Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Mission

Our core business is uranium fuel supply. Through our nuclear investments we participate in the generation of clean energy. Sustainable growth is realized by building upon our core business strengths through socially, environmentally and economically responsible conduct. In doing so, we will enhance our status as an investment, supplier and employer of choice, and continue to earn the support of the communities where we interact.

The key measures of our success will be a safe, healthy and rewarding workplace, clean environment, and supportive communities wherever we operate, together with solid financial performance, all reflected in a growing return to shareholders.

CAMECO’S BUSINESSES

Cameco is involved in four business segments:

•	uranium

•	conversion services

•	nuclear electricity generation

•	gold

The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity.

The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication. Once a commercial uranium deposit is discovered and reserves delineated, the regulatory approval to mine is secured and the mine is developed, uranium ore is mined and upgraded at a mill to produce uranium concentrates. Uranium mining companies sell uranium concentrates to nuclear electrical generating companies around the world on the basis of the U3O8 contained in the uranium concentrates. These utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.

Cameco is the world’s largest uranium producer with 550 million pounds of proven and probable reserves of uranium including controlling ownership of the world’s largest high-grade reserves and low-cost operations in northern Saskatchewan. The company has four operating mines in Canada and the US, as well as two new mines ready to be developed in Canada and Central Asia, subject to regulatory and partner approval.

The company is an integrated uranium producer with refining and conversion facilities at Blind River and Port Hope located in Ontario, Canada. The products from these sites are used to produce fuel for nuclear power reactors. The Port Hope plant can produce 20% of the world’s annual requirements for uranium hexafluoride (UF6) to make fuel for light-water reactors. In addition, the Port Hope plant is the world’s only commercial producer of natural uranium dioxide (UO2) the fuel used by all Canadian-built Candu reactors.

Through its 31.6% ownership of the Bruce Power nuclear generating station located in southern Ontario, Cameco generates clean electricity. Cameco is the sole fuel supplier to the Bruce Power Limited Partnership that leases six operating nuclear power reactors, plus two reactors that are laid up. Bruce Power’s operating plants have a combined generation capacity of 4,660 megawatts (MW), which is equivalent to the residential and industrial needs of a city the size of Toronto, Ontario.

Cameco is also a gold producer. In early January 2004, Cameco announced that it had reached an agreement with the Kyrgyz Republic to create a jointly owned Canadian gold company called Centerra Gold Inc. Cameco will own 67% and the Kyrgyz government (through its agency Kyrgyzaltyn) will own the remaining 33%. Centerra intends to undertake an initial public offering (IPO) in Canada and sell shares to the public. Cameco expects to continue to hold a majority interest in Centerra immediately following the IPO, which is planned for the second quarter of 2004.

Growth Strategy

Cameco’s vision is to be a dominant nuclear energy company, producing uranium fuel and generating clean electricity. The main strategies of Cameco are:

•	to maintain and leverage the company’s competitive advantages in the uranium and conversion businesses,

•	to continue vertical integration within the nuclear fuel supply, and

•	to expand nuclear generation capacity.

The specific strategies in the uranium and conversion businesses, which provide the foundation of the company, will be

MANAGEMENT’S DISCUSSION & ANALYSIS

discussed in the sections dealing with those businesses.

In pursuing its plans for further integration in nuclear fuel supply and expansion in nuclear power generation, the company has a number of goals:

•	to earn a sufficient rate of return and provide a basis for long-term profitability,

•	to provide nuclear fuel supply where possible and link to core assets and competencies,

•	to strengthen Cameco’s foundation for further expansion in the nuclear fuel cycle,

•	to achieve a reward commensurate with the risks taken, and

•	to not unduly risk Cameco’s overall viability.

The key strategies are:

•	to pursue the most appropriate investments by considering investment opportunities in all aspects of the nuclear fuel cycle,

•	to guide and support Bruce Power’s growth strategy,

•	to pursue partnering opportunities in new reactor construction and completions by leveraging fuel supply relationships, developing expertise in new fuel requirements, and enhancing relationships with industry leaders in reactor technology, and

•	to seek active ownership to allow, where possible, participation in management and operational involvement of generation facilities.

In March 2004, Cameco announced that one of its wholly owned US subsidiaries signed an agreement to purchase a 25.2% interest in assets comprising the South Texas Project (STP) from a wholly owned subsidiary of American Electric Power (AEP) for $333 million (US). Included in this purchase price is $54 million (US) for fuel and non-fuel inventory.

STP consists of two 1,250-MW nuclear units located in Texas. The net generating capacity from the 25.2% interest in STP is 630 MW. Each owner takes in kind and markets its pro-rata share of electricity generated by STP.

The balance of STP is held by Texas Genco (30.8%), San Antonio City Public Service Board (28%) and Austin Energy (16%). The interest being purchased by Cameco is subject to a right of first refusal in favour of these owners. The agreement is subject to regulatory approval and other closing conditions, and the final purchase price is subject to closing adjustments. The transaction is expected to close in the second half of 2004.

In addition, Cameco seeks to increase nuclear power’s contribution to global energy supply through two major strategies:

•	participate in related technologies that support nuclear energy development, and

•	promote industry initiatives to position nuclear power as an important factor in addressing climate change by providing leadership and resources to key industry associations, developing government relationships and further enhancing Cameco’s environmental and safety reputation.

Trends in the Nuclear Power Industry

A number of evolving trends in the nuclear power industry have the potential to affect Cameco’s business environment for uranium and conversion.

Nuclear Utilities Consolidate

Electric utilities in the US and Europe continued to restructure in 2003, albeit at a slower pace than in the previous five years. Consolidation of nuclear generating plant ownership can be

MANAGEMENT’S DISCUSSION & ANALYSIS

WORLD NUCLEAR REACTORS

	Reactors	Reactors under	Nuclear
	in Operation	Construction	Electricity (%)
	(as of 12/03)	(as of 12/03)	(as of 12/02)

Argentina	2	0	7

Armenia	1	0	41

Belgium	7	0	57

Brazil	2	0	4

Bulgaria	4	0	47

Canada	16	0	12

China	8	3	1

Czech Republic	6	0	25

Finland	4	0	30

France	59	0	78

Germany	18	0	30

Hungary	4	0	36

India	14	8	4

Iran	0	1	0

Japan	53	4	39

Korea (North)	0	0	0

Korea (South)	18	6	39

Lithuania	2	0	80

Mexico	2	0	4

Netherlands	1	0	4

Pakistan	2	0	3

Romania	1	1	10

Russia	30	5	16

Slovak Republic	6	0	65

Slovenia	1	0	41

South Africa	2	0	6

Spain	9	0	26

Sweden	11	0	46

Switzerland	5	0	40

Taiwan	6	2	21

Ukraine	13	2	46

United Kingdom	27	0	22

United States	103	1	20

World	437	33	16

expected to continue in response to market deregulation and result in increased cost efficiency and more concentrated customer buying power.

Capacity Factors

In 2003, the world gross average capacity factor of nuclear generation decreased for the first time in five years to 76%. This 2% decrease can largely be attributed to lower averages in Japan and the US. In Japan, long regulatory outages impacted the average. The US decrease of about 2% is primarily a result of extended plant shutdowns for capital improvements and inspections. These small year-to-year variances, both up and down, are not unexpected.

Existing Nuclear Plants Increase Capacity

Nuclear plants continue to increase generating capacity through uprates (the increase in the nominal level of output due to the installation of more efficient equipment and/or improved instrumentation). These uprates can increase a power plant’s capacity between 2% and 20%. In most cases, an increase in capacity translates into increased demand for uranium concentrates and conversion services.

In 2003, US regulators authorized uprates at eight of the nation’s 103 reactors, resulting in an increase in capacity of about 130 MW. In total, over the last 10 years, US uprates have resulted in the addition of about 3,500 MW capacity, and over the next five years, another 28 units are expected to increase capacity by about 1,900 MW. Nuclear reactors in other countries, including France, Germany, Spain, Sweden and Belgium, have increased or plan to increase capacity through uprates, a trend that Cameco expects to continue.

Nuclear Plant Licence Extensions

In 2003, 13 US nuclear units received 20-year licence extensions, bringing the total to 23 units since 2000. Operators

MANAGEMENT’S DISCUSSION & ANALYSIS

of an additional 40 units have applied or are expected to apply for extensions in the next few years. In total, these units represent more than 50% of the US nuclear generating capacity.

In Russia, three reactors have been granted life extensions, and more are planned, for a total of 12 out of 30 reactors. Other countries contemplating life extension of their reactors include France, the United Kingdom, and Ukraine.

New Nuclear Construction

Three new reactors began commercial operation around the world in 2003, two in China and one in the Czech Republic. In addition, construction began on a further two units, one in each of Romania and Japan, bringing the total under construction to 33 units.

In Canada, two of the six units mothballed in the latter part of the 1990s returned to service in 2003, a third in January 2004. This includes Bruce A units 4 and 3, which restarted in 2003 and 2004 respectively.

In Finland, the operator has applied for a construction licence and began site preparation for the country’s fifth nuclear unit. The 1,600-MW reactor is expected to commence commercial operations in 2009.

In the US, three utilities have applied for Early Site Permits (ESPs) with the

US Nuclear Regulatory Agency. These utilities have not committed to building new reactors, but the ESPs will simplify the process if they decide to proceed with a new build.

In the next two years, Argentina and Bulgaria are expected to restart construction of two units that were halted in the 1990s. In 2003, Slovenia and the Czech Republic also indicated they were considering new nuclear units.

Proposed US Senate energy legislation provides for the construction of an advanced reactor to demonstrate both electricity and hydrogen production at the Idaho National Engineering and Environmental Laboratory. This research project is proposed to move the US toward advanced nuclear energy and clean carbon-free hydrogen production.

Nuclear Power and Politics

In Europe, some reactors are scheduled to close in the short term as a result of political decisions. However, these countries still have to deal with the economic and environmental realities of replacing the electricity production of these plants, as well as the need to expand electricity supply to meet growing demand.

Germany experienced the first permanent closure of a reactor under the phase-out regime in late 2003. The next permanent closure is expected in 2005.

In Sweden, the government is expected to decide on a phase-out plan in 2004 and the timetable for the closure of one reactor, which has been delayed for several years. The Swedish public, in a November 2003 poll, indicated that 84% favour the continued use of nuclear, at least until existing reactor units are closed for either safety or economic reasons.

Cost of Nuclear Generation

In 2002, the latest year for which data is available, the direct costs of US nuclear electricity production, for the fourth consecutive year, continued to be lower than the cost of electricity from coal plants. Other than hydro, nuclear energy is the cheapest source of electricity in the US. This is largely attributable to the improved performance of US nuclear power plants.

URANIUM BUSINESS

Worldwide Uranium Supply and Demand

The supply and demand fundamentals in the uranium market are in a period of significant change and uncertainty, and point to a need for more primary mine production, which will require new investment. Higher sustained prices are needed to encourage the required new investment in primary production. Cameco is positioned to benefit from this need for new supply through its control of more than 65% of currently planned new uranium production.

Uranium Demand

The nuclear power trends mentioned earlier are generally positive for nuclear energy. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will eventually result in more or less favourable conditions for the nuclear industry. Of note, however, is that the two most populous countries, China and India, representing over one-half of the world’s population, are

MANAGEMENT’S DISCUSSION & ANALYSIS

committed to increasing their share of nuclear generated electricity.

New construction, improved reactor operations, uprates and the extension of reactor lives make it highly likely that, at a minimum, the current demand for uranium will continue for a number of years. In the shorter term, perceptions that there are ample uranium supplies are beginning to change as excess inventories decline. This change has already begun to affect uranium prices as average spot prices rose during 2003 to $14.45 per pound from $10.20 a year earlier. As secondary supplies continue to decrease it is expected that uranium prices will more closely reflect the cost of primary supply, including a reasonable return on new investment.

Western world uranium consumption totalled about 155 million pounds in 2003. Cameco estimates that annual uranium consumption in the western world will reach 172 million pounds in 2013, reflecting an annual growth rate of 1% per year over the period. Demand in the former Soviet Union, Eastern Europe and China was about 25 million pounds in 2003 and is expected to increase to about 33 million pounds in 2013. In total, world uranium demand was 180 million pounds in 2003 and is expected to increase to 205 million pounds in 2013. In 2004, uranium demand is expected to remain about the same as 2003.

In 2003, five reactors started commercial operations, while five smaller reactors closed, maintaining the total number of reactors at 437 at the end of the year. The net gain in installed capacity was 3,200 MW in 2003.

Uranium Supply

The world uranium supply comes from primary mine production and a number of secondary sources.

Mine Production

World production in 2003 was about 92 million pounds U3O8, about the same as 2002. Western world production decreased 4% to about 68 million pounds, largely as a result of operating difficulties at Cameco’s McArthur River mine, but is expected to increase to about 75 million pounds in 2004.

In 2003, the world’s major uranium producers were affected by the weakening US dollar. While most uranium is sold in US dollars, most of the world’s production comes from outside the US. Uranium prices increased over 40% in 2003, but this increase was largely offset by the growing strength of other currencies against the US dollar. For example, in the same period, the uranium price only increased by 18% in Canadian dollars, 6% in Australian dollars, and 5% in South African rand. The countries affected by these currency changes produced about 59% of world production in 2003. As a consequence, additional price increases will be required to stimulate exploration and development of new production in these countries.

Secondary Sources

Secondary sources of supply consist of surplus military materials, excess inventory and recycled products. With the exception of recycled material, secondary supplies are finite. Recycled products are currently a high-cost fuel alternative and are used by utilities in a limited number of countries.

One of the largest sources of secondary supply is the uranium derived from Russian highly enriched uranium (HEU). As a result of the 1994 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons grade HEU is blended down in Russia to low enriched uranium (LEU) capable of being used in western world nuclear power plants.

Cameco, together with two other companies, will purchase an increasing quantity of the uranium feed component of the Russian LEU over the next few years. Uranium not purchased is returned to Russia and held in a special stockpile for use in blending additional HEU or, to the extent the stockpile

MANAGEMENT’S DISCUSSION & ANALYSIS

exceeds 58 million pounds U3O8, for sale under certain conditions. Cameco and its partners also have options to purchase uranium from this stockpile. At the end of 2003, there were 44 million pounds U3O8 equivalent in the stockpile.

On February 12, 2004 Cameco, its partners and Tenex agreed in principle to allow Tenex:

•	to return additional quantities of uranium to Russia, and

•	the priority right to remove uranium from the stockpile to facilitate blending of HEU.

This would reduce the remaining quantity of uranium available for Cameco and its partners to purchase over the remaining life of the HEU agreement which will be completed in 2013.

In 2003, all scheduled LEU deliveries (24 million pounds U3O8 equivalent) were received in the US from Russia. For 2003, the aggregate US sales quota of uranium derived from Russian HEU was 12 million pounds and Cameco purchased almost 4 million pounds, which represents its prescribed share of the quota and some additional quantities. The US sales quota in 2004 is 14 million pounds.

The other large source of secondary supply is excess inventories. Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a buildup of large inventories, both in the commercial and government sectors. Over the past 19 years, uranium mine production has been less than annual requirements and the company believes that most of these inventories have been consumed.

Cameco estimates the drawdown in 2003 of excess inventory held by western world utilities, producers, governments and other industry participants was in the order of 35 to 40 million pounds U3O8. Inventory drawdown in 2004 is expected to be somewhat lower than in 2003, reflecting the declining inventory availability, as noted above.

Uranium Markets

Utilities secure about 85 to 90% of their uranium requirements by entering into medium- and long-term contracts with uranium suppliers. These contracts usually provide for deliveries to begin one to three years after execution and continue for several years thereafter. In awarding contracts, utilities consider the commercial terms offered, including price, and the producer’s record of performance and uranium reserves.

Prices are established by a number of methods including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid.

Utilities acquire the remaining 10 to 15% of their uranium requirements through spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory, including utilities, producers and governments.

Uranium Spot Market

Spot market demand was steady throughout 2003 and totalled 22 million pounds for the year, up from 20 million pounds in 2002. Over 2003, the average spot price increased by more than 40% to close the year at $14.45 (US) per pound U3O8. The spot market represented about 14% of the western world’s uranium consumption in 2003, a modest increase over the past several years.

Long-Term Uranium Market

The long-term contract price indicator published by TradeTech closed the year at $15.50 (US), a 44% increase during 2003.

Long-term contracting in 2003 by western world utilities is estimated to have been more than 75 million pounds. This, combined with spot market sales of about 22 million pounds, represented only about 62% of western world consumption during the year.

URANIUM MARKET REVIEW

Year-End Prices
($US/lb U3O8)
Market	2003	2002	% change
Spot uranium[1]	14.45	10.20	42

Long-term uranium[2]	15.50	10.75	44

1Spot prices are industry averages.
2TradeTech

MANAGEMENT’S DISCUSSION & ANALYSIS

Uranium Business – Key Performance Drivers

The major factors that drive Cameco’s uranium business results are:

•	prices – spot market and contract,

•	volume – sales, production, purchases,

•	costs – production and purchases,

•	relationship between the US and Canadian dollars.

Prices – Spot/Long-Term

While Cameco generally does not sell uranium in the spot market, about 60% of the company’s uranium under its long-term contracts is sold at prices that reference the spot market price near the time of delivery. The remaining 40% is sold at fixed prices or base prices escalated by an inflation index.

Most of the company’s spot market-related contracts were entered into a number of years ago when the spot price was much lower than the year-end average price of $14.45 (US) per pound. These contracts generally contain ceiling prices. Due to the rapid increase in the uranium spot price in the latter part of 2003, a number of spot market-related contracts reached ceiling prices in the near term. The impact of ceiling prices became significant as the spot price moved into the $14.00 (US) range.

In addition, many of Cameco’s fixed/base-price contracts were also entered into when the uranium spot price was considerably lower and some of the older, more favourably priced contracts are expiring. As a result, in 2004, the average realized price from these fixed-price contracts is expected to be lower than in 2003.

However, the impact of the current higher spot prices will benefit Cameco over the longer term as the company delivers uranium in the future under new contracts signed in the current environment.

Volume – Sales, Production, Purchases

Sales Volume

Cameco sold more than 35 million pounds of uranium in 2003, up 11% from 2002. In 2004, Cameco’s uranium sales volumes are expected to total about 32 million pounds. For the period 2004 forward, Cameco has more than 100 million pounds of uranium committed over the following five years. About 75% of the sales commitments in that five-year period will be delivered during 2004 to 2006. Cameco’s committed sales decline rapidly over this period and they will be replaced in the normal course with contracts reflecting prevailing market conditions.

Cameco sells more uranium than it produces from its mines. Cameco’s sales commitments are filled by a combination of sources consisting of mine production, long-term purchase arrangements, spot purchases and inventory.

Production Volume

For 2003, Cameco’s original uranium production target was 20.9 million pounds. Due to the water inflow incident at McArthur River, the 2003 production target was revised to 16.7 million pounds. Actual production in 2003 was 18.5 million pounds, above the company’s revised target, and up almost 17% from 2002. The Inkai test mine in Kazakhstan also produced 169,000 pounds of uranium (Cameco’s share) in 2003.

McArthur River production was down in 2003 compared to 2002 due to the water inflow incident, which resulted in the mine being closed for about three months to deal with the additional water. Rabbit Lake was in the process of restarting in 2002 and produced for the full year in 2003.

In 2004, Cameco’s share of total mine production is expected to rise to 20.7 million pounds U3O8, up 2.2 million pounds or 12% from 2003 due primarily to the McArthur River mine returning to normal operations. The planned production of 12.9 million pounds at McArthur River/Key Lake represents Cameco’s share of the maximum production level allowed for these operations under their current licences.

At Rabbit Lake, the Eagle Point underground mine is expected to produce 5.8 million pounds in 2004, from its remaining reserves of about

URANIUM PRODUCTION

(Cameco's share 000 lbs U3O8)
	2004	2003	2002
	Plan	Actual	Actual

McArthur River/Key Lake	12,900	10,579	13,095

Rabbit Lake	5,800	15,928	1,143

Smith Ranch/Highland	1,200	1,201	887

Crow Butte	800	823	768

Total	20,700	18,531	15,893

MANAGEMENT’S DISCUSSION & ANALYSIS

12.5 million pounds U3O8. Prospects for additional reserves have been identified and surface drilling for targets near current workings as well as underground drilling to further explore a deeper target will begin in the first quarter of 2004.

In the US, the in situ leach (ISL) operations at the Smith Ranch-Highland mine have planned production of 1.2 million pounds while Crow Butte is expected to produce 0.8 million pounds in 2004. Studies are underway to examine alternatives to increase production at these operations.

In addition, the Inkai test mine is expected to produce 0.4 million pounds of uranium in 2004 (Cameco’s share is 60%).

It is anticipated that Inkai will produce 2.6 million pounds after it reaches full production. This annual production level will be examined to determine if it can be increased.

Purchases

Cameco also has purchase commitments for uranium products and services from various sources. At the end of 2003, these purchase commitments totalled 88 million pounds uranium equivalent (most is in the form of UF6) over the period 2004 to 2013. Of this, 64 million pounds is from exercising options under the HEU commercial agreement. In early 2004, Cameco exercised options for an additional 4 million pounds under the HEU commercial agreement.

The majority of Cameco’s purchase commitments are under long-term, fixed-price arrangements, reflecting prices much lower than the current spot price. These purchase commitments total about $1.1 billion (US) as at December 31, 2003. See note 24 to the consolidated financial statements.

Costs

Cameco’s cost of supply is influenced by its mix of produced mine material and uranium purchases.

Uranium mine production costs are driven primarily by the grade and size of the reserves. McArthur River is the world’s largest, high-grade uranium mine. Its ore grade averages 25% U3O8 which means it can produce more than 18 million pounds per year by extracting only 100 to 120 tonnes of ore per day. While Rabbit Lake’s average ore grade of 1% U3O8 is much lower than McArthur River, it compares favourably to other operating mines in the world that are generally below 0.5%.

ISL extraction methods can make even lower grade orebodies commercially attractive. Worldwide, ISL mines typically recover uranium from orebodies with an average grade in the 0.1% U3O8 range. Cameco’s cost of supply is influenced modestly by the two US ISL operations, as the production from the ISL operations accounts for a small percentage of its total primary output. For example, US ISL production is expected to account for about 10% of the company’s planned primary output in 2004.

Purchased product also impacts Cameco’s cost of supply. The majority of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than the year-end average spot price of $14.45 (US) per pound.

Foreign Exchange

In 2003, the strengthening of the Canadian dollar against the US dollar affected Cameco’s results. Cameco sells most of its uranium in US dollars, but the majority of its production comes from Canada. As such, the company’s uranium sales are denominated mostly in US dollars, while its production costs are denominated primarily in Canadian dollars.

The strengthening Canadian dollar has emphasized the importance of the company’s currency hedging policies and its drive toward geographic diversity of production. For instance, Cameco’s US operations are not affected by the stronger Canadian dollar as their revenues and costs are both denominated in US dollars. In addition, prospects for production at Cameco’s Inkai property in Kazakhstan remain good, as the Kazakh government has managed its currency exchange rate so that it does not fluctuate too widely against the US dollar.

The company attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Thus Cameco is protected against declines in the US dollar in the shorter term.

In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and services purchases, which provides a natural hedge. While natural hedges provide cash flow protection against exchange rate fluctuations, the impacts on earnings may be dispersed over several fiscal periods and are more difficult to identify.

For 2003, $177 million (US) of Cameco’s uranium and conversion revenue was hedged using currency

MANAGEMENT’S DISCUSSION & ANALYSIS

contracts at an average rate of $0.62. As of December 31, 2003, about 50% of 2004 uranium and conversion revenue was hedged using currency contracts at an effective rate of $0.68.

To the extent the company borrows in US dollars, this provides a hedge against its US revenue generating assets.

Uranium Strategies

Cameco’s overall objective is to maintain and leverage its competitive advantage in uranium. In doing so, it strives to meet four major goals:

•	to maintain its low-cost status,

•	to protect and grow its market position,

•	to improve supply flexibility, and

•	to optimize its contract portfolio.

There are a number of key strategies the company uses to achieve its goals:

Maintain its low-cost status:

•	add low-cost reserves:

–	through exploration and acquisition, and

–	by validating the potential for competitive ISL production from existing properties.

•	improve margins by:

–	optimizing ISL and conventional production,

–	gaining cost efficiencies through quality and business process improvements, and

–	pursuing fundamental productivity gains through technological development.

Protect and grow its market position:

•	leverage industry relationships to participate in new production,

•	ensure sustainable production by identifying and exploring for profitable uranium resources, and

•	develop customer relationships and expand the range of services currently available while enhancing the company’s reputation as a secure supplier.

Improve supply flexibility:

•	accelerate Inkai production in Kazakhstan,

•	bring Cigar Lake into production when appropriate,

•	continue to pursue an international exploration program, and

•	manage secondary supplies.

Optimize contract portfolio:

•	position for market recovery by managing the company’s portfolio of contracts to maximize profits for Cameco in light of future expectations of prices.

Capability to Deliver Results

Cameco has three major resources from which to draw on in order to deliver results:

•	quality uranium assets,

•	management of secondary supplies, and

•	strong market position.

Quality Uranium Assets

Cameco has geographically diverse primary supply, with uranium mines and projects in Canada, the US and

Kazakhstan. The company owns 550 million pounds of proven and probable uranium reserves, which include more than 400 million pounds of the world’s richest uranium reserves at McArthur River and Cigar Lake. Cameco’s share of reserves at McArthur River and Cigar Lake can produce as much electricity as would be generated by 2 billion tonnes of coal or 9 billion barrels of oil.

Another quality asset is the uranium exploration expertise that Cameco has retained even during the low uranium price cycles. The company’s large and high-grade uranium deposits were all discovered through successful exploration over the past 20 years. Cameco has pursued a focused and effective exploration program to identify profitable uranium resources for the future to maintain the company’s position as the world’s largest uranium producer.

The company’s uranium exploration efforts focus predominantly, but not exclusively, on prospects in the Athabasca Basin of northern Saskatchewan, Canada, and the Arnhem Land region in Northern Territory, Australia. In addition, Cameco and an exploration company called Pioneer Metals combined some assets in 2001 to form a junior uranium company called UEX Corporation. At December 31, 2003, Cameco’s ownership interest in UEX was 29%.

In 2003, uranium exploration expenditures were about $13 million, up $1 million from 2002. In 2004, the planned uranium exploration expenditures are $15 million.

Manage Secondary Supplies

Cameco manages a significant portion of secondary supplies through a number of long-term agreements that allow the company to purchase uranium from dismantled Russian weapons and other secondary sources. These agreements give Cameco greater diversity of supply and ensure that this material enters the market in an orderly fashion.

MANAGEMENT’S DISCUSSION & ANALYSIS

Cameco generated a profit through its management of secondary supplies in 2003.

Strong market position

Cameco supplies about 20% of the world’s uranium demand. The company’s market position allows it to purchase uranium in the spot market when prices are low, adding to its profits and providing support for weak markets.

Uranium Business Results

Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine/mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan and uranium exploration projects located primarily in Canada and Australia.

Revenue

In 2003, revenue from the uranium business rose by 9% to $570 million from $524 million in 2002 due to an 11% increase in sales volume. For the second consecutive year, Cameco delivered a record quantity of uranium concentrates. The average realized selling price was 2% lower than 2002 as the influence of higher spot prices in the second half of the year was offset by a less favourable foreign exchange rate and lower realized prices on fixed-price contracts.

Cost of products and services sold

In 2003, the cost of products and services sold was $395 million compared to $345 million in 2002, an increase of 14% due to the higher volume sold and rehabilitation costs of $26 million at McArthur River related to the water inflow incident. Excluding these costs for McArthur River in 2003 and Rabbit Lake’s care and maintenance costs of $8 million in 2002, the unit cost of sales decreased by 2% compared to 2002, primarily as a result of a $7 million royalty recovery recorded in 2003.

Depreciation, depletion and
reclamation

In 2003, depreciation, depletion and reclamation (DD&R) charges were $92 million compared to $86 million in 2002, an increase of $6 million due to the higher volume sold. On a per unit basis, costs rose by about 3% due to increased deliveries of Rabbit Lake material, which carries a relatively high DD&R charge.

Gross profit

In 2003, gross profit from the uranium business amounted to $84 million compared to $93 million in 2002, a decrease of $9 million or 10%. This decline was attributable to rehabilitation costs at McArthur River, partially offset by the 11% increase in deliveries of uranium concentrates. Earnings before taxes from the uranium business decreased by $13 million in 2003 and the profit margin declined to 15% from 18% in 2002. Excluding the rehabilitation costs at McArthur River, earnings before taxes were $97 million and the gross profit margin was 17%.

2004 Outlook for Uranium

In 2004, Cameco’s uranium revenue is projected to decline by about 5% compared to 2003 as the result of a 10% decline in sales volume. This decline in sales volume reflects Cameco’s plan to decrease the amount of uranium purchased on the spot market for resale. A modest improvement in realized price is expected to partially offset the impact of the decline in volume. Cameco expects its average realized price in Canadian dollars will increase by about 5% in 2004 even after an expected negative impact of an anticipated 5% decline in the US/Canadian dollar exchange rate.

Uranium margins are expected to be stronger than in 2003 due to the higher average price and lower costs. In 2003, the gross profit was burdened by the costs associated with the remediation of the McArthur River mine following a water inflow problem.

CONVERSION BUSINESS

Conversion Demand

The demand for uranium hexafluoride (UF6) conversion services is directly linked to the level of electricity generated by light water nuclear power plants. The demand for uranium dioxide (UO2) conversion services is linked to the level

URANIUM BUSINESS HIGHLIGHTS

	2003	2002	% Change

Revenue ($ millions)	570	524	9

Gross profit ($ millions)	84	93	(10)

Gross profit %	15	18	(17)

Earnings before taxes ($ millions)	71	84	(15)

Sales volume (million lbs U3O8)	35.4	31.9	11

Production (million lbs U3O8)	18.5	15.9	18

MANAGEMENT’S DISCUSSION & ANALYSIS

of electricity generated by Candu heavy water nuclear power plants.

Western world demand for UF6 and natural UO2 conversion services was estimated to be approximately 58,200 tonnes of uranium in 2003. It is estimated that this demand will increase to approximately 65,700 tonnes of uranium by 2013. In 2003, demand in the former Soviet Union, Eastern Europe and China was about 9,400 tonnes of uranium and is expected to increase to about 12,400 tonnes of uranium by 2013. In 2004, conversion demand is expected to remain about the same as in 2003.

Conversion Supply

The western world UF6 conversion industry consists of Cameco and three other commercial producers with an annual capacity of about 45,000 tonnes of uranium. Cameco’s annual UF6 conversion capacity constitutes approximately 28% of western world capacity.

In 2001, British Nuclear Fuels Limited (BNFL), with annual conversion capacity of about 6,000 tonnes, announced that it would halt production of UF6 in 2006. With the announcement, BNFL ceased the marketing of UF6 conversion services and sold its uncommitted UF6 production to Cameco.

In addition, supplies are available from secondary sources including excess western inventories, Russian inventory sales in the form of low enriched uranium, Russian re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons.

Russia supplies most of the requirements of the former Soviet Union and Eastern Europe in the form of low enriched uranium.

Cameco is the only commercial supplier of conversion for natural UO2 customers in the world.

Conversion Markets

Utilities contract more than 90% of their UF6 conversion services through medium- and long-term contracts,

purchasing the remainder on the spot market. Cameco is the only commercial supplier of ceramic grade UO2 for Candu reactors operated in Canada. Cameco also exports UO2 to South Korea for its Candu reactors and to the US and Japan for use as blanket fuel in boiling water reactors.

Spot/Long-Term Conversion Market

Due to tightening of supply, spot and long-term prices for UF6 rose in 2003.

Spot prices for UF6 conversion services in the US market increased by 17% during 2003 and in the European market the spot price rose by 10%.

The published long-term contract price indicators closed the year at $6.00 (US) KgU as UF6 for North American delivery and $6.75 (US) for European delivery, a 15% and 14% increase respectively.

Conversion prices are expected to remain firm in 2004, as the tight supply situation is likely to continue in 2004.

Conversion Business – Key
Performance Drivers

The major factors that drive Cameco’s conversion business results are:

•	prices – spot and long-term,

•	volume – sales, production and purchases,

•	costs – production and purchases, and

•	relationship between the US and Canadian dollars.

Prices – Spot/Long-Term

Cameco sells its conversion services directly to utilities located in many parts of the world primarily through medium- and long-term contracts. Going forward, about 90% of contract commitments, in excess of 50,000 tonnes, have pricing terms that are fixed- or base-price escalated. The remaining 10% reference the spot price near the time of delivery.

SPOT CONVERSION MARKET REVIEW

Year-End Prices
$US/lb U3O8

Markets	2003	2002	% Change

Spot UF6 conversion[1]

North America	5.88	5.03	17

Europe	6.75	6.13	10
Long-term UF6 conversion[2]

North America	6.00	5.20	15

Europe	6.75	5.90	14

[1]Spot prices are industry averages.

[2]TradeTech

MANAGEMENT’S DISCUSSION & ANALYSIS

Volumes – Sales, Production, Purchases

Sales Volume

Cameco sold 16,747 tonnes of uranium conversion services in 2003, up 10% from 2002. In 2004, Cameco’s conversion volume is expected to total about 16,000 tonnes uranium, 4% less than in 2003.

Production Volume

At Cameco’s Port Hope facilities, conversion production totalled 13,273 tonnes uranium in 2003, up 7% from 2002. In 2004, production is expected to be about 12,400 tonnes, 6% less than in 2003.

Purchase Volume

Cameco also has purchase commitments, which primarily reflect the HEU conversion component, re-enriched tails product and the company’s agreement to purchase BNFL’s excess production until shutdown of BNFL’s plant. As noted in the uranium business section, Cameco’s purchase commitments over the period 2004 to 2013 total about 88 million pounds uranium equivalent (or more than 34,000 tonnes U equivalent), most of which is in the form of UF6.

Costs

Cameco’s cost of supply is influenced by its mix of production and purchases. Conversion operating costs are primarily fixed with the largest component being labour. The largest variable operating cost is for anhydrous hydrogen fluoride.

The majority of Cameco’s purchase commitments are under long-term, fixed-price arrangements reflecting prices lower than the current spot prices.

Foreign Exchange

The majority of the company’s conversion products are sold in the US and sales are denominated in US dollars, while production costs are incurred in Canada and denominated in Canadian dollars. As a result, the strengthening of the Canadian dollar against the US dollar in 2003 negatively affected Cameco’s results.

A discussion about Cameco’s hedging program can be found in the uranium business section under the heading “Foreign Exchange”.

Conversion Strategies

Cameco’s objective is to maintain and leverage its competitive advantage in conversion services. In doing so, it strives to meet four major goals:

•	to maintain its low-cost position,

•	to protect and grow its market position,

•	to improve supply flexibility, and

•	to optimize contract position.

The following are the key strategies the company uses to achieve its goals:

•	to improve margins by gaining cost efficiencies through quality and business process improvements and pursuing productivity gains through technological development,

•	to grow market share through product diversification to meet changing nuclear fuel requirements,

•	to optimize capacity utilization in preparation for BNFL’s exit from the conversion market,

•	to position for market recovery by managing the company’s portfolio of contracts to maximize profits for Cameco in light of future expectations of prices, and

•	to manage secondary supplies.

Capability to Deliver Results

A key competitive advantage for Cameco lies in its ability to provide both uranium and conversion services, allowing it to benefit from synergies of offering combined purchasing for the first two fuel components of nuclear fuel supply.

The Port Hope conversion facility currently supplies natural UO2 powder for the manufacture of fuels for Candu reactors operating in Canada and other countries. The market for UO2 is changing, at least partially, due to the planned introduction of slightly enriched uranium (SEU) in place of the natural uranium dioxide. SEU is a uranium dioxide powder that has an enrichment level up to 2.5% U-235, and is the primary uranium component of a new type of fuel that is proposed for use in some Candu reactors. Cameco’s technology development group developed the process to produce SEU, providing the company with an opportunity to capitalize on a changing market.

Initially the SEU will be produced for use in Bruce Power’s B reactors as part of a power uprate project that is expected to add about 400 megawatts of power (an increase of 9% over Bruce Power’s current capacity) to Ontario’s electricity grid. It is expected that SEU fuel will be used in the next generation of Candu reactors called the advanced Candu reactor (ACR) designed by Atomic Energy of Canada Ltd.

In 2003, Cameco has advanced the SEU project through the first stage of the regulatory process by filing a project proposal and receiving the approved environmental assessment (EA) guidelines from the Canadian Nuclear Safety Commission (CNSC). In 2004, important project milestones include completing and submitting the EA, completing the engineering design and preparing the Port Hope site for the construction of the SEU blending facility. Demonstration fuel bundles are to be placed in the Bruce B reactors in late 2004 or early 2005. The SEU powder for these bundles will be produced at the Port Hope facility. Approval for preparation of limited quantities of these bundles has already been obtained.

The total annual quantity of SEU produced will depend on future market development. The SEU product would replace a limited volume of the current natural product sales.

MANAGEMENT’S DISCUSSION & ANALYSIS

CONVERSION BUSINESS HIGHLIGHTS

	2003	2002	% Change

Revenue ($ millions)	142	137	4

Gross profit ($ millions)	40	44	(10)

Gross profit %	28	32	(13)

Earnings before taxes ($ millions)	38	41	(7)

Sales volume (million kgU)	16.7	15.3	10

Production (million kgU)	13.3	12.4	7

Conversion Business Results

Cameco’s conversion business consists of the uranium refining and conversion facilities located in Ontario.

Revenue

In 2003, revenue from the conversion business rose by 4% to $142 million from $137 million in 2002 due to a 10% increase in sales volumes. The realized selling price declined by 4% due largely to changes in foreign exchange rates. Record annual conversion sales of 16,747 tonnes were achieved.

Cost of products and services sold

In 2003, the cost of products and services sold was $92 million compared to $83 million in 2002, an increase of 11% due to the higher sales volume. The unit cost of product sold rose by 1% due to an increase in the cost of purchased conversion services, which more than offset a reduction in the unit cost of produced conversion. In 2003, Cameco’s unit cost of produced conversion declined as record production of 13,273 tonnes was achieved.

Depreciation, depletion and reclamation

In 2003, depreciation, depletion and reclamation (DD&R) charges were unchanged at $11 million. In spite of the higher deliveries, total DD&R was unchanged compared to 2002 as sales in 2003 included a higher proportion of purchased conversion.

Gross profit

In 2003, gross profit from the conversion business amounted to $40 million compared to $44 million in 2002. The gross profit margin for the conversion business declined to 28% from 32% due to a lower average realized price.

2004 Outlook for Conversion

At Port Hope, conversion production is expected to be about 12,400 tonnes, a decline of 6% compared to 2003 output due to an anticipated decrease in sales volume in 2004.

Revenue from the conversion business is anticipated to be about 5% lower than in 2003 due primarily to a 4% decline in sales volume. A modest decrease in realized price is also anticipated as a result of the expected continuing decline in the US dollar. Conversion margins are projected to decline compared to 2003, as the unit cost of conversion production is likely to increase as a result of lower expected output. The unit cost of purchased conversion is also expected to rise as lower-cost sources of supply are diminished.

NUCLEAR ELECTRICITY
BUSINESS

Cameco has a 31.6% interest in the Bruce Power Limited Partnership. Bruce Power’s business is the generation and sale of electricity into the Ontario wholesale market. Bruce Power generates electricity from the four Bruce B and two Bruce A nuclear-powered units. The Bruce B nuclear units and the two recently restarted Bruce A units have capacity to supply about 20% of Ontario’s electricity needs.

In addition to the carrying value of its investment in Bruce Power, Cameco has provided certain financial assurances on behalf of the partnership. Cameco’s maximum exposure under these arrangements is $274 million and at December 31, 2003, the actual exposure under these assurances was $191 million. See note 19 to the consolidated financial statements.

Cameco has extended a loan to the partnership in the amount of $75 million. The loan is due February 14, 2008 and bears interest at a rate of 10.5% per annum. At December 31, 2003, the entire amount was outstanding.

Cameco has entered into fuel supply agreements with Bruce Power for the procurement of the fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2003, sales of uranium and conversion services to Bruce Power amounted to approximately 3% of Cameco’s total revenue. At December 31, 2003, amounts receivable under these agreements amounted to $30 million.

Ontario Electricity Market

The Ontario government deregulated its electricity market in May 2002 to encourage innovation and investment in new generation capacity. Seven months

MANAGEMENT’S DISCUSSION & ANALYSIS

later, the province froze rates for retail (residential and small business) customers at 4.3 cents per kilowatt hour (kWh) to shelter consumers from high prices. The wholesale market, where Bruce Power sells all of its electricity, continues to operate free of price regulation.

Late in 2003, the newly elected Liberal government in Ontario introduced the Ontario Energy Board Amendment Act 2003, which will remove the 4.3¢/kWh price freeze for the retail market. As of April 1, 2004, an interim-pricing plan is expected to be implemented. The first 750 kWh of a customer’s consumption will be priced at 4.7¢/kWh and monthly consumption above that level will be priced at 5.5¢/kWh. The Ontario government stated that this structure will remain in place until the independent regulator, the Ontario Energy Board, develops a clear and transparent mechanism for setting prices, to be implemented as soon as possible, but no later than May 1, 2005. The interim pricing structure does not distinguish between commercial and residential users; rather it distinguishes between consumption patterns.

These regulatory changes have not had as yet a direct impact on the price in the wholesale electricity market into which Bruce Power sells its output. However, the volume of medium- and long-term transactions in the wholesale electricity market has dramatically decreased and the regulatory changes have increased uncertainty for generators like Bruce Power.

Nuclear Electricity Business – Key Performance Drivers

The major factors that drive Bruce Power’s results are:

•	prices,

•	volume, and

•	costs.

Prices

Bruce Power earnings are significantly affected by fluctuations in electricity spot market prices, which in turn are affected by supply (temporary generating station shutdowns) and demand (mainly driven by weather).

To reduce its exposure to fluctuations in spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. About 65% of Bruce Power’s output was delivered into fixed-price contracts during 2003 compared to 69% in 2002.

Volume

Output is affected by shutdowns, both those that are planned (for maintenance) and those that are unplanned (such as the August 14, 2003 blackout in Ontario).

Bruce Power attempts to achieve high output through effective maintenance programs, as well as various investments that can help secure and improve output. Since about 95% of Bruce Power’s costs are fixed, volume improvements are directly reflected in financial performance.

Costs

Bruce Power’s operating costs in 2003 totalled $853 million ($35 per megawatt hour (MWh)) compared to $750 million ($36 per MWh) in 2002, primarily reflecting increased maintenance costs for the Bruce B reactors and operating costs for Bruce A unit 4 in November and December, after it was brought back into production. Bruce Power continually strives to control its costs through effective management of routine maintenance programs and investments intended to improve operating performance.

Bruce Power Strategies

Operational

Bruce Power plans to improve the operating efficiency of the Bruce reactors. In 2003, the capacity factor achieved was 85%. While it is expected to decline to approximately 80% in 2004 due to a number of planned maintenance outages, the long-term goal is to reach a capacity factor of 90%.

Because about 95% of Bruce Power’s operating costs are fixed, the more output produced, the lower the unit costs.

Growth

Bruce Power will examine the feasibility of restarting Bruce A units 1 and 2 to serve Ontario’s growing electricity needs. The study will include a technical inspection of these reactors and an assessment of the cost to upgrade them to current industry operational safety standards.

Cameco believes that looking at restarting these two units is a logical first step in determining if Bruce Power can play a growing role in securing Ontario’s future energy needs. The study will determine if an adequate return on investment can be achieved.

The study will also establish what improvements are needed to extend the lives of the four Bruce B reactors and the two operating Bruce A reactors, which are scheduled to be taken out of service over the next 15 years.

MANAGEMENT’S DISCUSSION & ANALYSIS

Bruce Power will also examine the feasibility of building one or more advanced Candu reactors currently being developed by Atomic Energy of Canada Limited. Bruce Power has a well-established infrastructure. The Bruce site was designed to accommodate expansion and as such is ideal for potential new reactors.

Capability to Deliver Results

Bruce Power has an experienced executive team leading more than 3,500 highly skilled employees. Together they achieved an 18% increase in output and a 13% increase in the capacity factor in 2003 while managing the restart of two long-idled reactors. Bruce Power has invested, and continues to invest, substantial amounts to improve reactor output and reliability.

At the same time, Bruce Power’s ongoing emphasis on safety was reflected in its accident frequency of only 0.12 lost-time injuries for every 200,000 hours worked in 2003. That was significantly better than the company’s ambitious target of 0.20.

Bruce Power’s cash flows provide a source of funds to make investments to improve its operational performance and expand its capacity.

Electricity Business Results

Revenue

Bruce Power’s revenue in 2003 totalled $1,208 million, up 31% compared to 2002. Bruce Power has contributed $108 million of pre-tax earnings to Cameco’s results ($72 million after tax or $1.29 per share) compared to pre-tax earnings of $16 million in 2002 ($11 million after tax or $0.19 per share).

Operation

For 2003, Bruce Power achieved a total capacity factor of 85% compared to 75% in 2002. Bruce Power produced 24.5 TWh, an 18% increase over the same period last year. In 2002, Bruce Power carried out a series of major planned outages to prepare the four Bruce B reactors for better long-term performance.

Electricity Prices

For 2003, the Ontario electricity spot price averaged about $54 per MWh. During this period, Bruce Power’s realized price averaged $48 per MWh from a mix of contract and spot sales, a 12% increase over the previous year.

Costs

The 2003 cost per MWh was lower compared to 2002 because about 95%

ELECTRICITY BUSINESS HIGHLIGHTS

($ millions)	2003	2002

Revenue	1,208	919

Operating costs	853	750

Earnings before interest and taxes	355	169

Interest	69	63

Earnings before taxes	286	106

Output (terawatt hours)	24.5	20.8

Capacity factor[1](%)	85	75

Realized price ($/MWh)	48	43

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

CAMECO’S EARNINGS FROM BRUCE POWER

($ millions)	2003	2002

Bruce Power’s earnings before taxes (100%)	286	106

Cameco’s share of earnings before adjustments	77	16

Adjustments:
Sales contract valuation[1]	20	–

Interest capitalization	12	2

Interest income on loan to Bruce Power	7	–

Fair value increments on assets[1]	(8)	(2)

Earnings from Bruce Power	108	16

[1]	See note 19 to the consolidated financial statements

MANAGEMENT’S DISCUSSION & ANALYSIS

of Bruce Power’s total operating costs are fixed and the output was higher year-over-year. Interest cost of $69 million included interest on the long-term loans from Bruce Power partners and interest costs attributable to the capital lease.

Bruce Power has spent about $350 million on the restart of the two Bruce A units in 2003, bringing the total project capital cost to $724 million, which includes $4 million in post-synchronization operational losses that were capitalized during the commissioning phase. Bruce Power spent an additional $159 million on capital expenditures at Bruce B, the majority of which was for safety systems and power uprate programs.

2004 Outlook for Electricity

Output

The targeted capacity factor in 2004 for the six Bruce reactors is about 80% compared to 85% in 2003, which reflects planned maintenance outages for the Bruce A and B reactors during the year. In addition, the vacuum building for Bruce B will be tested in the fall, which will require all four B reactors to be taken offline for about a month. This vacuum building test is a regulatory requirement. Results from Bruce Power are projected to decline modestly in 2004 compared to 2003 due primarily to higher costs resulting from the increased level of planned outages.

Capital expenditures

In 2004, Bruce Power’s capital expenditure program for the two A and four B reactors is expected to total about $280 million, plus an additional $120 million for sustaining capital and site service support areas.

Bruce Power capital expenditures are expected to average about $200 million for each of 2005 and 2006. This excludes sustaining capital and expenditures for site service support areas, which are expected to average about $120 million per year.

These capital projects will provide higher output for the Bruce B units, deliver the expected operational life for Bruce A unit 4 and increase overall efficiency for the site. These projects are the fundamental building blocks for enhancing operational performance and will allow Bruce Power to supply more power to the growing Ontario electricity market.

Funding needs for these projects will depend on the electricity price and the operational performance of the Bruce reactors. Cameco does not expect it will be required to contribute to the funding of these projects.

GOLD BUSINESS

In early January 2004, Cameco announced that it had reached an agreement with the Kyrgyz Republic to create a new jointly owned Canadian gold company called Centerra Gold Inc.

Under the agreement, Cameco subsidiaries will transfer their one-third interest in the Kumtor Gold Company (KGC) and additional gold-related assets to Centerra. The Joint Stock Company Kyrgyzaltyn (Kyrgyzaltyn), whose shares are held 100% by the Kyrgyz government, will transfer its two-thirds interest in KGC to the new gold company. Initially after the transfer of assets, Cameco subsidiaries will hold 67% and Kyrgyzaltyn will hold 33% of Centerra.

In conjunction with the transfer of gold assets, Centerra intends to undertake an initial public offering (IPO) in Canada and sell shares to the public. Cameco expects to retain a majority interest in Centerra immediately following the IPO. Kyrgyzaltyn also has the option to acquire an additional 2% of Centerra from Cameco for 30 days after Centerra is listed on the Toronto Stock Exchange (TSX).

Initially, Centerra’s assets will include the following:

•	100% of KGC, owner of the Kumtor gold mine located in the Kyrgyz Republic,

•	100% of Kumtor Operating Company, operator of the Kumtor mine,

•	56% of AGR Limited (AGR), 95% owner of the Boroo gold mine located in Mongolia,

•	62% interest in the REN joint venture, an advanced exploration project located in Nevada, US, and

•	73% interest in the exploration licences for the Gatsuurt exploration property located about 35 kilometres from Boroo in Mongolia.

In addition, about $130 million (US) in loans previously advanced by Cameco subsidiaries to the Kumtor and Boroo gold mines will be contributed by Cameco in exchange for equity in Centerra.

Closing is targeted for the second quarter of 2004 and is subject to a number of conditions including:

•	consent from a number of third parties, including certain financial institutions,

2004 BRUCE POWER CAPITAL EXPENDITURES (100% )

($ millions)

Bruce B turbines/power uprate	160

Bruce A unit 4 steam generators (progress payment)	25

Infrastructure projects	95

Sub-total	280

Sustaining capital and site service support areas	120

Total	400

MANAGEMENT’S DISCUSSION & ANALYSIS

•	Centerra entering into an underwriting agreement for an IPO of Centerra shares, and

•	the conditional listing of Centerra shares on the TSX.

Cameco has negotiated a new agreement with the Kyrgyz government to ensure that a stable investment regime will be maintained in the Kyrgyz Republic for Centerra. The new agreement will take effect on closing. Centerra will have a 10-year tax stabilization period, during which the application of Kyrgyz tax legislation will not increase the tax burden on the Kumtor operation.

With an agreement to create Centerra, an offer will be made to the non-Cameco shareholders of AGR to exchange their AGR shares for Centerra shares.

Gold Market Review

Gold prices rose substantially again in 2003, ending the year 20% higher at $416 (US) per ounce. That followed a 25% increase in 2002. The average spot price in 2003 was $363 (US) per ounce, compared to $310 (US) per ounce in 2002.

A number of factors continue to support the strengthening gold price, including the US dollar weakness, geopolitical uncertainties and reductions in producer hedging. While years of lower gold prices have limited the development of new mines, higher prices are once again opening up investment in gold exploration and production companies.

Key Performance Drivers

The major factors that drive Cameco’s gold business are:

•	prices,

•	volume,

•	cost, and

•	exploration.

Gold Prices

Realized prices are largely outside the control of Cameco, except through its gold hedging strategy, which the company is actively reducing. At the end of December 2003, Cameco Gold’s operating companies’ hedge positions totalled 478,300 ounces or about 12% of proven and probable reserves. These hedges are expected to yield an average price of about $326 (US) per ounce.

Volume/Cost

In 2003, 677,552 ounces of gold were poured at Kumtor compared to 528,550 ounces in 2002. Gold production at Kumtor was 28% higher than in 2002 due mainly to higher grade mill feed that averaged 4.5 grams per tonne (g/t) compared to 3.7 g/t in 2002 and an improved recovery rate of 83% compared to 78%. The ore grade and recovery were lower in 2002 due to a pit wall failure that occurred in July 2002 and forced the company to revise its mining plan. The total cash cost per ounce in 2003 was about $199 (US) calculated in accordance with the standards of The Gold Institute. The cash cost per ounce in 2002 was $216 (US).

In 2004, production at Kumtor is expected to be about 610,000 ounces representing an 10% decrease compared to 2003. This decline is due to the milling plan which calls for a mix of low-grade stockpiled ore and higher grade mine ore. As a result, a lower average millfeed ore grade of 4.1 g/t is expected, compared to 4.5 g/t in 2003. The unit cash cost is projected to increase to $220 (US) per ounce from $199 per ounce in 2003. Ore grade is expected to be lower in future years.

The unit cash costs referenced above include exploration costs and a management fee. Due to the restructuring of the gold business under Centerra, the cash unit operating costs will be adjusted to exclude exploration costs and the management fee for a couple of reasons.

First, the exploration costs have historically been nominal, with greater than 50% of the expenditures associated with mining activities such as further ore body delineation and grade control, with the remainder related to extending the mine life. The Gold Institute Standard excludes the latter type costs from the standard unit cost calculation. As exploration expenditures are anticipated to increase in the coming years, and the focus of the exploration program changes to extending the mine life, it was determined that the expense should be identified separately and excluded from the unit cost calculation. The exploration expense accounted for about $0, $2 and $7 per ounce respectively of the $216, $199 and $220 unit cash costs.

Second, Cameco’s wholly owned subsidiary Kumtor Operating Company earns a management fee for operating the Kumtor mine. As Centerra will soon own 100% of KOC and KGC after the restructuring, it is appropriate that the inter-company management fee now also be identified separately and excluded from Centerra’s reported production costs. The management fee accounted for about $9, $8 and $7 per ounce respectively of the $216, $199 and $220 unit cash costs. Beginning in 2004, Centerra will report unit cash costs that exclude exploration costs and the management fee. See table on the next page for a breakdown of the costs.

At Boroo in Mongolia, commercial production was achieved March 1, 2004.

MANAGEMENT’S DISCUSSION & ANALYSIS

GOLD UNIT CASH COSTS

($US/oz)			2004
	2002	2003	Estimated

Q4 Report	216	199	220

Exploration costs	(0)	(2)	(7)

Management fee	(9)	(8)	(7)

New cost	207	189	206

The cost of the project was about $75 million (US). Boroo production is expected to total about 210,000 ounces in 2004, at a cash cost of about $170 (US) per ounce.

Gold Exploration

In 2003, gold exploration expenditures decreased to $9 million from $10 million in the prior year due to the lower exchange rate. In 2003, approximately 70% of the total exploration expenditures were incurred in North America with the remainder relating to exploration activity in Central Asia.

Gold Strategies

Cameco has been a gold producer since its inception and, over the years, has assembled some quality gold properties. Cameco Gold Inc., a wholly owned subsidiary of Cameco, manages the company’s gold activities from its head office in Toronto, Ontario. Cameco believes these assets are undervalued inside of Cameco, as they do not benefit from higher gold company valuations that apply in today’s gold market. For that reason, Cameco has embarked on a strategy to unlock this value by packaging the gold assets in a single vehicle for public listing.

Cameco’s partner in the Kumtor gold mine, the Kyrgyz government through its agency Kyrgyzaltyn, had elected to participate by contributing its interest, but the rapidly rising gold price in 2003 delayed implementing the strategy. At the end of 2003, the Kyrgyz government ratified an agreement. Assuming final agreements can be reached with all other critical parties and markets remain favourable, the newly named Centerra Gold Inc. plans to list on the Toronto Stock Exchange in the second quarter of 2004.

Capability to Deliver Results

Ability to Perform in Remote Environments

Cameco Gold, Centerra’s majority owner, has a proven ability to deliver results by developing and operating properties in remote areas of the world. It has built expertise in managing relationships with local cultures and governments in Central Asia and in sourcing and training local manpower. Nonetheless, the management and training of local labour resources can be challenging as standards, customs and practices vary widely.

Access to Capital

Cameco Gold needs reasonable access to funds to undertake projects and acquisitions that allow for expansion of its assets and production. Cameco Gold, as a wholly owned subsidiary of Cameco, has been able to secure funds and financing for the development of its Kumtor and Boroo properties and the acquisition of its interest in AGR. Going forward, Centerra plans to become a stand-alone public company that expects to directly access the debt and equity markets for required capital.

Gold Exploration

Cameco Gold must find new gold reserves to extend the life of its mines and increase production. The company’s exploration program is focused in proximity to its two existing producing properties and at the REN site in Nevada. As part of Cameco Gold’s strategy to go public, it plans to increase its exploration efforts in 2004 and beyond as well as focus on potential acquisitions.

Gold Business Results

Revenue

In 2003, revenue from the gold business improved by 31% to $114 million (Cdn) from $87 million (Cdn) in 2002, reflecting a 35% increase in sales volume and an increase in the average realized selling price. Cameco’s realized gold price increased to $334 (US) per ounce in 2003 compared to $300 (US) in 2002. The average spot market price for gold during 2003 was $363 (US) per ounce, up 17% from the average price of $310 (US) for 2002. KGC and AGR hedge certain price risk for future gold sales. At the end of 2003, KGC had in place forward sales on 278,300 ounces and AGR had in place forward sales on 200,000 ounces.

Combined, these hedge positions represented about 12% of proven and probable gold reserves. These

GOLD BUSINESS FINANCIAL HIGHLIGHTS

	2003	2002	% Change

Revenue ($ millions)	114	87	31

Gross profit ($ millions)	40	9	344

Gross profit %	35	10	250

Earnings before taxes ($ millions)	32	(3)	–

Selling price ($US/oz)	334	300	11

Unit cash cost ($US/oz)	189	207	(9)

Sales volume (ounces)	234,864	174,394	35

Production (ounces)	225,851	176,183	28

MANAGEMENT’S DISCUSSION & ANALYSIS

hedges are expected to yield an average price of about $326 (US) per ounce.

Cameco has agreed to provide various levels of credit support up to $130 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at December 31, 2003, could amount to $57 million (US) depending on the spot price of gold. At December 31, 2003, the actual exposure under these arrangements, reflecting the net mark-to-market losses, was $46 million (US).

Cost of products and services sold

In 2003, the cost of products and services sold was $52 million compared to $58 million in 2002, a decrease of $6 million due to a reduced Canadian/US dollar exchange rate in 2003. Gold production at Kumtor was 28% higher than in 2002 due mainly to higher-grade mill feed that averaged 4.5 g/t compared to 3.7 g/t in 2002 and an improved recovery rate of 83% compared to 78% in 2002. The ore grade and recovery were lower in 2002 due to the pit wall failure. Kumtor’s cash cost per ounce was $199 (US) compared to $216 (US) in 2002. Please see table on the previous page for unit cost information.

Depreciation, depletion and reclamation

In 2003, depreciation, depletion and reclamation charges were $22 million, an increase of $2 million compared to $20 million in 2002 due mainly to the 28% increase in production. The effect of the higher production was largely offset by the reduction in the Canadian/US dollar exchange rate. On a unit basis, the depreciation rate declined to $65 (US) per ounce from $73 (US) in 2002.

Gross profit

In 2003, gross profit from the gold business amounted to $40 million compared to $9 million in 2002. The gross profit margin for gold was 35% compared to 10% in 2002.

2004 Outlook for Gold

Given the increase in planned total production from the Kumtor and Boroo mines, greater revenue is expected compared to 2003, assuming gold prices remain at current levels. This is independent of the planned IPO for Centerra, which is targeted for the second quarter of 2004.

CONSOLIDATED RESULTS

Consolidated Earnings

For 2003, net earnings attributable to common shares were $205 million ($3.65 per share), an increase of $161 million compared to $44 million ($0.78 per share) in 2002. These results include the effects of changes in Canadian federal and Ontario provincial tax laws. Together, the changes in the tax legislation allowed Cameco to recognize a non-recurring, non-cash reduction in deferred income taxes of $81 million ($1.45 per share) in 2003.

Excluding the tax adjustments, net earnings attributable to common shares in 2003 were $123 million ($2.20 per share) compared to $44 million ($0.78 per share) in 2002. This increase was attributable to higher earnings from Bruce Power and higher profits in the gold segment. These improvements were offset somewhat by lower earnings in the uranium segment and higher charges for interest and administration.

Excluding the tax adjustment, the effective rate for income taxes decreased to 33% in 2003 from 48% the year before as a higher proportion of earnings came from the gold operations in the Kyrgyz Republic which are subject to lower tax rates. Earnings from operations were $88 million compared to $84 million in 2002 and the aggregate gross profit margin remained at 20%.

Cash Resources

Operating Activities

In 2003, Cameco generated cash from operations of $246 million compared to $251 million in 2002. This does not include Cameco’s pro rata interest in Bruce Power’s operating cash flow of $117 million in 2003 compared to $28 million in 2002. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 19(c) of the consolidated financial statements.

Investing Activities

Cash used in investing activities increased to $448 million in 2003 from $74 million in 2002 due to the

QUARTERLY CONSOLIDATED FINANCIAL RESULTS

	2003					2002

($ millions except per share amounts)	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenue	103	220	232	272	827	124	195	158	271	748

Earnings from Bruce Power	17	49	36	6	108	(3)	(1)	12	8	16

Net earnings	37	105	33	30	205	5	12	7	20	44

– per share	0.66	1.87	0.59	0.53	3.65	0.09	0.20	0.11	0.38	0.78

Cash provided by operations	56	35	79	76	246	134	80	22	15	251

Cash dividends per share	0.15	0.15	0.15	0.15	0.60	0.125	0.125	0.125	0.125	0.50

MANAGEMENT’S DISCUSSION & ANALYSIS

additional investment in Bruce Power. Cameco paid $204 million for its incremental 16.6% interest and loaned an additional $75 million to Bruce Power. Expenditures for property, plant and equipment rose by $69 million compared to 2002 due to the development of the Boroo gold mine in Mongolia.

During 2003, Cameco received no principal repayments on its subordinated loan to KGC, the operator of the Kumtor open pit gold mine in the Kyrgyz Republic whereas in 2002, Cameco received $15 million (US) from KGC. The payments scheduled for 2003 were deferred as the result of a pit wall failure at the mine in 2002.

Financing Activities

During the year, cash used in investing activities exceeded operating cash flows by $202 million due to the acquisition of the additional interest in Bruce Power. Cameco financed this shortfall by issuing $230 million in convertible debentures.

Inventories

At the end of 2003, total product inventories amounted to $316 million, $24 million or 7% lower than the previous year-end. There was a reduction in the quantity of uranium inventory during the year as record deliveries exceeded production and purchases.

See note 3 to the consolidated financial statements.

Debt

At the end of 2003, total outstanding debt amounted to $243 million, an increase of $18 million compared to $225 million at the end of 2002. The net debt to capitalization ratio declined to 7% from 8%. If the preferred securities and the convertible debentures were accounted for as debt, the net debt to capitalization ratio would be 23%.

In December 2003, $20 million (US) (Cameco’s share) of the Kumtor senior debt was repaid. See note 6 to the consolidated financial statements.

Convertible Debentures

The company increased its short-term commercial paper to help fund the February 2003 acquisition of a further 16.6% interest in Bruce Power. In September 2003, Cameco issued $230 million in convertible debentures. The net proceeds of approximately $223 million are being used to repay commercial paper as it matures. The company decided to put in place financing that better matched the long-term nature of the Bruce Power asset. In accordance with Canadian generally accepted accounting principles (GAAP), these debentures are reflected as equity on the company’s balance sheet. See note 10 to the consolidated financial statements.

Corporate Expenses

Administration

In 2003, administration costs were $47 million, an increase of $5 million compared to 2002 due to a number of items including an expense for stock-based compensation and costs incurred for quality and business process improvements.

Effective January 1, 2003, Cameco changed its accounting policy for stock-based compensation opting to record a compensation expense for the fair value of stock options granted during the year. The total expense for 2003 amounted to $2.4 million, of which $1.9 million has been attributed to administration.

Interest and Other

Interest and other costs increased by about $7 million due to revaluation of US dollar denominated assets as a result of the strengthening Canadian dollar. In 2003, the company recognized foreign exchange losses of $4 million compared to gains of $2 million in 2002. See note 13 to the consolidated financial statements.

Income Taxes

In 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a 7% reduction in the corporate tax rate on income from resource activities. The federal tax rate is declining from its previous level of 28% to 21% over a five-year period commencing in 2003. Under Canadian generally accepted accounting principles (GAAP), the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and

MANAGEMENT’S DISCUSSION & ANALYSIS

recognized a one-time, non-cash income tax adjustment of $86 million ($1.54 per share) in the second quarter.

Also in 2003, the government of Ontario amended the provincial income tax laws to increase the corporate income tax rate to 14% effective January 1, 2004. Prior to this amendment, the tax rate was projected to decline from 11% in 2004 to 8% in 2007. As a result, Cameco increased its provision for future income taxes by $5 million ($0.09 per share).

Excluding these adjustments, income tax expense was $18 million greater than in 2002 primarily as a result of the significantly higher earnings from Bruce Power which are taxed at a rate of 34%. The effective tax rate on consolidated earnings was lower at 33% compared to 48% last year due to a higher proportion of earnings in the gold business.

Income tax expense includes large corporations taxes which amounted to $5 million in each of 2003 and 2002. See note 15 to the consolidated financial statements.

CAPITAL EXPENDITURES

(Cameco's share in $ millions)

	2004 Plan	2003 Actual

Sustaining Capital
McArthur River/Key Lake	43	11

US ISL	16	8

Rabbit Lake	7	6

Conversion Services	22	6

Boroo	10	–

Kumtor	3	7

Other	3	8

Total Sustaining	104	46

New Development
Cigar Lake	32	10

Conversion Services	15	–

Inkai	4	4

Boroo	–	81

Total Development	51	95

Capitalized interest	9	13

Total	164	154

CONSOLIDATED OUTLOOK FOR 2004

In 2004 consolidated revenue is expected to rise by about 4%. This is due to new gold production from the Boroo mine, which is anticipated to more than offset reduced revenues in the uranium and conversion businesses. On a consolidated basis, the gross profit margin is projected to increase to 23% from 20% in 2003. In 2004, the effective rate for income taxes is expected to be about 30%.

In 2004, total capital expenditures are expected to increase by $10 million to

$164 million. In 2004, sustaining capital expenditures are expected to be higher than in 2003 due to ongoing mine development work, pumping and water treatment projects at the McArthur River mine in northern Saskatchewan, and well field expansions at the ISL operations in Nebraska. Capital spending will also increase at conversion services to improve production processes and meet regulatory requirements.

For new development projects, total expenditures are projected to be $51 million, a decrease of $48 million compared to 2003. The decline is attributable to the completion of construction at Boroo and partially offset by increased expenditures at the proposed Cigar Lake minesite in northern Saskatchewan and at Cameco’s conversion services facilities.

At Cigar Lake, the construction licence is now expected in late 2004, following which Cameco and the partners will make a decision on development. In the meantime, activities requiring considerable advanced planning are expected to continue. Procurement is planned for several long-lead-time items including the #2 hoist and headframe complex, the freezing system, freeze hole drilling and the electrical distribution system.

At the Inkai development project in Kazakhstan, the feasibility study is completed and the results are being reviewed. The feasibility results need to be approved by the Inkai joint venture partners. Subject to these approvals, test mining is planned to continue through 2004 as a detailed mine design is prepared and an application for a

LIQUIDITY INDICATORS

	2003	2002	2001	2000	1999

Cash provided by operations ($ millions)	246	251	116	224	249

Cash provided by operations/net debt[1] (%)	155	151	36	86	80

Net debt1/total capitalization (%)	7	8	15	13	14

[1]	Total debt less cash and cash equivalents.

MANAGEMENT’S DISCUSSION & ANALYSIS

construction permit is submitted to the local authorities. Pending receipt of the permit, construction would follow in 2005 and the first half of 2006 with production expected to begin toward the end of 2006.

Sensitivity Analysis

Uranium Price

With the recent increase in the uranium spot price, a significant proportion of the deliveries in 2004 are likely to be influenced by price ceilings. Consequently, a $1.00 (US) increase in the U3O8 spot price from the year-end average of $14.45 (US) per pound would improve revenue by about $9 million (Cdn), net earnings by about $5 million (Cdn) and cash flow by about $4 million (Cdn). Conversely, a $1.00 (US) decrease in the U3O8 spot price from $14.50 (US) would reduce revenue by about $11 million (Cdn), net earnings by about $7 million (Cdn) and cash flow by about $6 million (Cdn).

Gold Price

For 2004, about 70% of forecast gold sales are unhedged. A $10 (US) per ounce change in the gold spot price would change each of revenue, net earnings and cash flow by about $3 million (Cdn).

Electricity Price

For 2004, about 55% of forecast generation is to be sold at spot prices. A $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $4 million (Cdn).

Conversion Price

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion as the majority of conversion sales are at fixed prices.

Foreign Exchange

Most uranium and conversion US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges. Gold revenue and expenses are not hedged. Results from the gold business are converted into Canadian dollars at the prevailing exchange rates. For 2004, every one-cent change in the US to Canadian dollar exchange rate from $0.77 would change net earnings by $3 million (Cdn).

LIQUIDITY AND CAPITAL
RESOURCES

Overview

Financial liquidity represents the company’s ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table below.

In 2003, Cameco issued $230 million of 5% convertible subordinated debentures and extended the term of its revolving credit facility by one year.

Indicators Defined

Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in working capital.

Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds. Cash provided by operations does not include Cameco’s pro rata interest in Bruce Power’s operating cash flow of $117 million in 2003 compared to $28 million in 2002. Cameco accounts for this investment using the equity method and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 19(c) of the consolidated financial statements.

Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost form of financing compared to equity, a lower percentage of debt also represents lower repayment obligations.

Credit Ratings

As of February 2004, the company has the following ratings for its senior debt from third-party rating agencies:

•	Dominion Bond Rating Service Limited

“A (low)” under review with developing implications following Cameco’s announcement that it has bid on the South Texas Project.

•	Moody’s Investors Service “Baa1” with a stable outlook.

•	Standard & Poor’s “BBB+” with a stable outlook.

Debt

In addition to cash flow from operations, debt is used to provide liquidity. Cameco has access to about $700 million in unsecured lines of credit.

Commercial lenders have provided a $417.5 million unsecured revolving credit facility that is available in two tranches. The first tranche is a three-year, $196.5 million revolving facility. The second tranche is a $221 million revolving facility available for 364 days with a two-year term-out option. (This means, as long as the company is not in default, Cameco has the option to extend the repayment date on the balance outstanding at maturity of the second tranche for an additional two years.) Up to $100 million of this facility can be used to support letters of credit. The facility ranks pari passu (or equal ranking) with all other senior debt of the company. At December 31, 2003, there were no amounts outstanding under these credit facilities.

Cameco also has agreements with various financial institutions to provide up to $294 million in short-term borrowing and letter of credit facilities. These

MANAGEMENT’S DISCUSSION & ANALYSIS

CONTRACTUAL CASH OBLIGATIONS1
As at December 31, 2003

($ Cdn millions)		Due in	Due in	Due in	Due
		Less Than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

Long-term debt	243	4	232	7	–

Preferred Securities[2]	162	–	–	–	162

Convertible Debentures	230	–	–	–	230

Unconditional product purchase obligations[2,3]	1,441	146	353	355	587

Total contractual cash obligations	2,076	150	585	362	979

[1]	Cameco has the unrestricted ability to settle its obligations for its preferred securities and convertible debentures by delivering common shares of Cameco.

[2]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2003 rate of $1.2924.

[3]	Virtually all of Cameco’s product purchase obligations are under long-term, fixed-price arrangements.

COMMERCIAL COMMITMENTS
As at December 31, 2003

($ Cdn millions)	Total amounts
committed

Standby letters of credit[1]	203

Guarantees
KGC senior debt[2,4]	15

Gold hedge program[3,4,7]	73

Bruce Power investment[5]	7

Bruce Power guarantees[6]	191

Total commercial commitments	489

[1]	The standby letters of credit maturing in 2004 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	See note 6 to the consolidated financial statements.

[3]	See note 25 to the consolidated financial statements.

[4]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2003 rate of $1.2924.

[5]	Under its initial 15% partnership interest, Cameco agreed to invest up to $100 million in Bruce Power. To the end of 2003, Cameco had invested $93 million in the partnership.

[6]	At December 31, 2003, Cameco’s total commitment for financial assurances given on behalf of Bruce Power is estimated to be $191 million. See note 19 to the consolidated financial statements.

[7]	See discussion under gold prices in the section titled Business Risks and Uncertainties.

arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of the company’s operating sites. Outstanding letters of credit at December 31, 2003 amounted to $202.7 million. See Business Risks – Reclamation and Decommissioning in this MD&A and note 6 to the consolidated financial statements.

The company may also borrow directly from investors by issuing commercial paper up to $400 million. To the extent necessary, Cameco uses the revolving credit facility to provide liquidity support for its commercial paper program.

Commercial paper outstanding at December 31, 2003 amounted to $65.9 million.

Cameco has operated within the investment grade segment (high credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While future access to credit cannot be assured, it was readily available during 2003.

Debentures

Cameco has $50 million outstanding in senior unsecured debentures that bear interest at a rate of 7% per annum and will mature July 6, 2006. Cameco also has $100 million outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Equipment Loan

A Cameco subsidiary has $9.2 million (US) outstanding under an equipment loan that is repayable in 17 remaining quarterly installments of $0.4 million (US) with a final payment of $2.0 million (US) in 2008.

Preferred Securities

Cameco’s issue of preferred securities ($125 million (US)) is redeemable at par on or after October 14, 2003. At the present time, the company has not determined whether the issue will be redeemed in 2004.

Convertible Debentures

During 2003, Cameco increased its investment in Bruce Power, paying $204 million for its incremental 16.6% interest and loaning an additional $75 million to Bruce Power. This investment was initially financed mostly with short-term commercial paper. On September 25, 2003 the company issued $230 million in convertible debentures bearing interest at 5% per annum and maturing on October 1, 2013. The proceeds are being used to repay commercial paper as it matures. See note 10 to the consolidated financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

KUMTOR GOLD COMPANY CAPITAL STRUCTURE

($US millions)	Initial Funding	Balance at Dec. 31, 2003

Debt
Third party
Senior[1]	265	17

Subordinated	20	20

Total third party	285	37

Cameco subordinated loan	107	61

Total debt	392	98

Equity	45	45

Total Capital	437	143

[1]	Cameco has guaranteed the payment of all principal and interest that becomes due on the senior debt.

Kumtor Gold Company

To finance the Kumtor gold project, a consortium of financial institutions advanced $285 million (US) in senior and subordinated loans to the project in 1996. During 2003, KGC repaid $60 million (US) of these third party loans. After these repayments, the outstanding balances were $17 million (US) in senior debt and $20 million (US) in subordinated debt. Since Cameco proportionately consolidates its interest in KGC, $12 million (US) ($16 million (Cdn)) of the remaining loans were included in Cameco’s long-term debt. See note 6 to the consolidated financial statements.

In addition, Cameco provided a subordinated loan of $107 million (US) to the project. The outstanding principal and accrued interest at the end of 2003 amounted to $61 million (US) and $3 million (US) respectively compared to $61 million (US) of outstanding principal at year-end 2002. Cameco also invested $45 million (US) as an equity contribution in 1996. Cameco plans to contribute the subordinated loan in exchange for equity in Centerra.

The senior debt is the direct obligation of KGC, although Cameco has guaranteed the payment of principal and interest owing. See note 18 to the consolidated financial statements. Under current production plans, the guarantee is not expected to be called.

Debt Covenants

Cameco is bound by certain covenants in its general credit facilities and in those of Kumtor. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2003, Cameco met these financial covenants and does not expect its operating and investment activities in 2004 to be constrained by them.

BUSINESS RISKS AND UNCERTAINTIES

Financial Risk

Cameco’s financial condition is influenced by operational performance and by a number of market risks. The most significant of these risks are fluctuations in market prices and sales volumes of uranium, conversion, gold and electricity, foreign exchange rates and unit costs of production. Risk management strategies are employed to assist in identifying and mitigating these and other risks.

Uranium Prices

The company reduces its exposure to short-term volatility in uranium prices by maintaining a long-term contract portfolio that is diversified by price mechanism, delivery date and customer. About 60% of Cameco’s contract portfolio has been priced in relation to the spot market price in effect at or near the time of delivery. The remaining 40% has been sold at a fixed price (usually adjusted for inflation) over the term of the contract. The company’s sensitivity to changes in the uranium spot price is noted in the section entitled consolidated outlook for 2004 in this MD&A.

Limited Number of Customers

Cameco relies on a small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. For example, Cameco’s five largest customers are expected to account for 42% of the company’s contracted supply of U3O8 for 2004 through 2006. This compares to 39% of the contracted supply of U3O8 for 2003 through 2005. The loss of any of these large customers, or any significant curtailment of purchases or lack of timely payments could have a material adverse effect on Cameco’s financial performance.

Use of Derivatives

Cameco uses financial derivatives to assist in mitigating its exposure to fluctuations in gold price and foreign exchange rates. A derivative is entered into as a hedge against specific economic and transactional exposures. Cameco does not enter into derivative contracts for speculative purposes. However, derivatives bring with them an exposure to counterparty default.1 As of December 31, 2003, Cameco’s exposure is predominantly with counterparties that had credit ratings of A+ or higher.

1	Counterparty default would occur if the other party in a derivative contract is unable to perform its obligations at the time of contract maturity, resulting in the intended hedge being of no value. This concern is addressed by dealing with a variety of counterparties and primarily only those of high credit quality and limiting the amount and duration of the exposure. A measure of default risk is the mark-to-market value of a hedge position. This value is the difference between the price at which a derivative contract was entered into and its current market value. A mark-to-market gain indicates that the company has that amount of value at risk should its counterparties default. A mark-to-market loss represents the amount of value Cameco would have to pay should the hedge position need to be settled immediately.

MANAGEMENT’S DISCUSSION & ANALYSIS

Accordingly, Cameco believes the risks of default are low and the benefits derived from using derivatives outweigh the risks.

Gold Prices

KGC and AGR hedge the price risk for future gold sales. At December 31, 2003, KGC had in place forward sales on 278,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 12% of proven and probable reserves. These hedges are expected to yield an average price of about $326 (US) per ounce. The mark-to-market loss on these hedge positions was $46 million (US) at December 31, 2003.

Cameco’s share of these hedging agreements was 292,800 ounces in spot-deferred contracts which are expected to yield an average price of about $321 (US) per ounce. Based upon Cameco’s consolidated interest in KGC (33%) and AGR (56%), Cameco’s net mark-to-market loss, after deducting other partners’ interests on these hedge positions, was $20 million (US) at December 31, 2003 based on a year-end spot gold price of $416 (US) per ounce.

Cameco has agreed to provide various levels of credit support up to $130 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at December 31, 2003, could amount to $57 million (US) depending on the spot price of gold.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, Cameco’s share of deferred charges to be recognized in future years totalled $2 million (US). See note 25 to the consolidated financial statements.

Foreign Exchange Risk

The US/Canadian foreign exchange rate started the year at $1.5796 and averaged $1.40 during the year. Most of the company’s revenues are in US dollars with a majority of its costs in Canadian dollars. To reduce its currency risk, at December 31, 2003, Cameco had sold forward $457 million (US). These hedges are expected to yield an average exchange rate of $1.4179. The mark-to-market gain on these positions was $51 million (Cdn) at December 31, 2003 based on a year-end exchange rate of $1.2924.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2003, deferred revenue to be recognized in future years totalled $24 million.

Political Risk

The company has diversified its political risk internationally. The Kumtor gold mine is located in the Kyrgyz Republic, a country formerly part of the Soviet Union. The mine is the largest foreign investment in the country and represented about 5% of the country’s gross domestic product, 33% of export earnings and 34% of total industrial production in 2002, the latest date for which information is available. The importance of Kumtor in relation to the rest of the Kyrgyz economy has meant that Kumtor has maintained a very high profile within the country. This level of attention is not without risk; however, it has also been of benefit in ensuring continued efficient operations.

Cameco also owns a 60% interest in Joint Venture Inkai (JVI), which is developing a uranium mine in the Republic of Kazakhstan. Through KazAtomProm, the Republic of Kazakhstan owns the remaining 40% of JVI. Cameco has agreed to provide funding of up to $40 million (US) to JVI for project development of which $19.5 million (US) has been funded to the end of 2003. Test mining continued through 2003. Approval of the feasibility study is planned for 2004. To date, the Kazakhstan government has supported the project, but there is no assurance that support will continue for the project’s duration.

Cameco also owns a 56% interest in AGR, which owns 95% of the Boroo gold project in Mongolia. At Boroo, commercial production was achieved on March 1, 2004. AGR’s investment in Boroo may be exposed to adverse political developments that could affect the economics of the project. The Mongolian government has supported the project to date, but there is no assurance that support will continue for the project’s duration.

Cameco’s investment in these operations may be exposed to adverse political developments that could affect the economics of each operation. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to mitigate losses as deemed appropriate.

Insurance

Cameco purchases insurance to mitigate losses that may arise from certain liability and property risks. The cost of this insurance and the specific protection provided by the policies vary from year to year depending on conditions in the insurance market. In 2003, market conditions were difficult across all lines of insurance. This resulted in significantly increased premiums along with more restrictive policy terms and conditions.

Cameco believes that the insurance program it has in place continues to prudently address its major liability and property risk exposures.

Uncertainty in the insurance market is expected to continue for at least a few more years. During this time, the availability of certain types of insurance coverage that Cameco has purchased in the past may be significantly reduced and/or the cost to acquire insurance may significantly increase.

MANAGEMENT’S DISCUSSION & ANALYSIS

Operations Risk

Cameco’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, blockades, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures, cave-ins, adverse mining conditions and underground flooding) and encountering unusual or unexpected geological conditions. The company also contracts for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America and Europe, which exposes the company to transportation risks. Many of the foregoing risks and hazards could result in damage to, or destruction of, the company’s mineral properties or refining or conversion facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the company’s mines or refining or conversion facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium and uranium products, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining, refining, conversion and transport, additional costs and risks are incurred by the company on a regular and ongoing basis.

Safety, Health and
Environmental Risk

Cameco is subject not only to the normal worker health, safety and environmental risks associated with all mining and chemical processing, but also to additional risks uniquely associated with uranium mining, milling and conversion operations.

In 2001, to better manage these risks and to enhance its quality culture,

Cameco embarked upon the design and implementation of an integrated quality management system (QMS). Program development continued in 2003. The QMS (based upon Cameco’s vision, mission, values, quality policy and ISO 9001 – 2000 quality management principles) is to be implemented at Cameco’s Canadian uranium sites to a degree that meets the CNSC requirements by the end of 2004 and with complete QMS implementation at Canadian uranium operating sites and related head office requirements to be finalized by the end of 2005. Cameco also continues to utilize an environmental management system at its operations. The company received ISO 14001 certification at its Blind River refining facility in 2002 and at the McArthur River mine and the Key Lake milling operation in 2003. The Port Hope conversion facility received this certification in 2000.

Also in conjunction with the QMS program, Cameco is reviewing its existing health and safety management system, based upon principles similar to those in the ISO series of management systems and identifying ways to further implement it and integrate it with QMS. For the year, on a combined basis, Cameco, its subsidiaries and long-term contractors achieved an accident frequency of 0.61 lost-time accidents per 200,000 person hours worked, which was up from last year’s best overall record of 0.24.

Regulators must approve the startup, continued operation and decommissioning of many of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters and the management of hazardous wastes and materials. Significant economic value is dependent on the company’s ability to obtain and renew licences necessary to operate. In 2003, the CNSC renewed the Rabbit Lake licence for a five-year term. Given the level of regulatory work, Cameco will seek an interim extension of the current two-year licences for the McArthur River and Key Lake operations and renewal of both licences in 2004.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency, and other federal and provincial regulators. In particular, the lead regulator, CNSC, has increased its fees charged to the nuclear industry, and is increasing the regulatory burden as a result of the implementation of the new Canadian Nuclear Safety and Control Act. In addition the CNSC and Environment Canada are calling for more stringent environmental monitoring and environmental performance, based on precautionary principles, of uranium mining and milling operations.

Operational changes are increasingly subject to regulatory approval that may include delays due to longer and more complex regulatory review and approval processes. These increasing requirements are expected to continue to result in higher administration costs and capital expenditures for compliance. The increasing complexity of the regulatory approval process reduces the flexibility of the company to make operational changes in a timely fashion.

Reclamation and
Decommissioning

The company actively plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time due to increasingly stringent regulatory requirements. At least bi-annually, Cameco estimates its total decommissioning and reclamation costs, based on current operations to date, for its operating assets. At the end of 2003, the estimate was $234 million. The majority of such expenditures are typically incurred at the end of the useful

MANAGEMENT’S DISCUSSION & ANALYSIS

lives of the operations to which they relate and, therefore, only a very small percentage of total estimated costs is expected to be incurred over the next five years. See note 7 to the consolidated financial statements.

At the end of 2003, Cameco’s accounting provision for future reclamation costs totalled $141 million. To provide financial assurances for these costs, Cameco has provided letters of credit (LOCs), where required. Cameco’s LOCs totalled $203 million at the end of 2003, of which $199 million was related to reclamation and decommissioning activities.

Since mid-2001, all Cameco’s North American operations have in place letters of credit providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. Beginning in 1996, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to an operating licence, or if at renewal, there has been a material change to the site. Reclamation and decommissioning obligations represent unfunded liabilities of the company.

Electricity Business Risks

Through its interest in Bruce Power, Cameco is exposed to various business risks associated with the generation and marketing of electricity. The following discusses some, but not all, risks associated with this business.

In Ontario, political risk results from uncertainty over the future direction of government energy policies. This risk was amplified in late 2002 when the Ontario government abandoned the deregulation of the retail electricity market. Thus far, the wholesale market remains unregulated, but there can be no assurance that this will continue. Political risk is beyond the control of Bruce Power.

Of the remaining risks, the most significant is directly related to the operating performance of Bruce Power’s generating assets. Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting more efficient operational processes and by improving employee performance at all levels.

Another category of risk is electricity price. Bruce Power mitigates this risk by entering into long-term, fixed-price supply contracts with reliable customers for the delivery of a significant portion of its annual generation. Electricity generated, but not covered by such contracts, is sold on the wholesale spot market and is subject to prices in effect at the time of delivery.

Most long-term supply agreements obligate Bruce Power to deliver electricity at a predetermined contractual price. Credit risk arises from these contracts. On the one hand, the counterparty must have the financial resources to take delivery and pay for contracted electricity. On the other hand, if quoted forward market prices exceed contracted prices, then the counter-party has the right, in most cases, to request financial assurance to mitigate the possibility that Bruce Power does not deliver the electricity as contracted. In such circumstances, Cameco’s contingent obligations may increase if it is called upon to guarantee its share of Bruce Power’s obligation. To maintain the economic benefit of the electricity supply contracts, Cameco and its partners must have the financial ability to address this credit risk.

A further risk category relates to the transmission grid. The ability of Bruce Power to deliver electricity to its customers is dependent on the provincial transmission grid, owned and maintained by Hydro One, an Ontario provincial Crown corporation. Bruce Power’s ability to deliver power to customers is also dependent on the interlinked North American power grid. Any adverse conditions such as severe weather or inadequate maintenance that results in unreliable performance by the grid could cause significant financial loss to Bruce Power. Transmission grid risks are beyond Bruce Power’s control.

CRITICAL ACCOUNTING
POLICIES

Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

Significant decommissioning and reclamation activities are often not undertaken until substantial completion of the useful lives of the productive

MANAGEMENT’S DISCUSSION & ANALYSIS

assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount charged to earnings.

Effective January 1, 2003, Cameco changed its policy for accounting for reclamation activities by adopting CICA Handbook section 3110, Asset Retirement Obligations. This section addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations related to the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. The new rules require that the fair value of the estimated cost of an asset retirement obligation be recognized as a liability in the period in which it is incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset’s useful life on a unit of production basis. The liability is accreted over time through charges to earnings. This differs from the previous practice that involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the asset.

If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective.

CAUTION REGARDING
FORWARD–LOOKING
INFORMATION

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information related to your company including Cameco’s annual information form is available at www.sedar.com and www.cameco.com.